SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

I.	Executive Summary of the Japanese-language Quarterly Securities Report, as filed with the Director of the Kanto Local Finance Bureau on November 13, 2014.

II.

The registrant’s Unaudited Condensed Consolidated Financial Statements for the periods ended September 30, 2014, prepared in accordance with U.S. generally accepted accounting principles, which materially conform to the Consolidated Financial Statements filed with the Japanese-language Quarterly Securities Report referred to above.

III.	English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on November 20, 2014.

IV.

Executive Summary of Semi-Annual Business Report for the registrant’s first half of the 111th period from April 1, 2014 through September 30, 2014, as distributed to the shareholders on November 26, 2014.

V.

English translation of a press release dated November 28, 2014 with respect to the consolidation of diesel engine development and production under the control of Toyota Industries Corporation, as filed by the registrant with the Tokyo Stock Exchange on November 28, 2014.

VI.

English translation of a press release dated November 28, 2014 with respect to the consolidation of development and Japanese production of manual transmissions under Aisin AI Co., Ltd., as filed by the registrant with the Tokyo Stock Exchange on November 28, 2014.

VII.

English translation of a press release dated November 28, 2014 with respect to the consolidation of brake system engineering, manufacturing, and sales under the control of Advics Co., Ltd., as filed by the registrant with the Tokyo Stock Exchange on November 28, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Hiroshi Nishida
	Name:	Hiroshi Nishida
	Title:	Project General Manager of Accounting Division

Date: November 28, 2014